FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS SECOND QUARTER 2018 FINANCIAL AND OPERATING RESULTS

•	Increased focus on T cell lymphoma in lead program, TTI-621
•	Initiated dosing of TTI-622 (SIRPaFc IgG4) in phase 1a/1b clinical trial
•	Recruited Dr. Yaping Shou as Chief Medical Officer
•	Negotiated improved SIRPaFc license agreement

TORONTO, August 8, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial and operating results for the six months ended June 30, 2018.

“We are continuing to build upon the observed single-agent activity of TTI-621, our lead CD47 blocking agent, in T cell lymphoma patients, and are also now dosing patients with TTI-622, our second SIRPaFc decoy receptor,” said Dr. Niclas Stiernholm, president and CEO of Trillium Therapeutics. “With two unique CD47-directed therapies in clinical testing, and strong support and enthusiasm from our clinical collaborators, we continue our role as a leader in the field of CD47 research.”

2018 Second Quarter Highlights:

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Based on clinical observations in the TTI-621 intravenous trial, the company has refined its monotherapy efforts to focus on T cell malignancies, specifically T cell lymphomas. Combination cohorts with rituximab and nivolumab continue to enroll. Patients with cutaneous T cell lymphoma and Sezary syndrome are being enrolled in the expansion phase of the intratumoral trial, receiving continued weekly injections. In both trials, new clinical investigators and sites with experience in the treatment of T cell lymphoma are being added.

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The company initiated dosing in its two-part, multicenter, open-label, phase 1a/1b clinical trial of TTI-622 (SIRPaFc-IgG4), a checkpoint inhibitor of the innate immune system, in relapsed or refractory lymphoma or myeloma. In the phase 1a dose- escalation part, patients will be enrolled in sequential dose cohorts to receive TTI-622 once weekly to characterize safety, tolerability, pharmacokinetics, and to determine the maximum tolerated dose. In the phase 1b part, patients will be treated with TTI-622 in combination with rituximab, a proteasome inhibitor-containing regimen, or a PD-1 inhibitor.

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Yaping Shou MD, PhD, joined Trillium as Chief Medical Officer. Dr. Shou has more than 18 years of industry experience spanning clinical development and translational medicine, with a strong focus in oncology. She most recently served as Executive Medical Director at Takeda Pharmaceuticals, where she also held several other clinical leadership positions over the past seven years.

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Trillium entered into a Second Amended and Restated License Agreement with the licensors of the SIRPaFc technology and removed the sublicense revenue sharing provisions in return for a payment to the Licensors of $3.0 million in the form of 369,621 common shares. Trillium believes the amendments to the agreement provide the company with greater financial potential and flexibility in any future partnership discussions.

Second Quarter 2018 Financial Results:

As of June 30, 2018, Trillium had cash and cash equivalents and marketable securities, and working capital of $64.7 million and $53.4 million, respectively, compared to $81.8 million and $68.9 million, respectively at December 31, 2017. The decrease in cash and cash equivalents and marketable securities was due mainly to cash used in operations of $20.0 million, net of an unrealized foreign exchange gain of $3.0 million. The decrease in working capital was due mainly to cash used in operations, an increase to prepaid expenses, and a decrease to accounts payable and accrued liabilities due to clinical trial payments.

Net loss for the six months ended June 30, 2018 of $20.9 million was lower than the loss of $23.1 million for the six months ended June 30, 2017. The net loss was lower due mainly to a net foreign currency gain of $3.0 million for the six months ended June 30, 2018, compared to a net foreign currency loss of $2.6 million in the prior year period, and lower manufacturing costs, partially offset by higher clinical trial expenses and the expense relating to the amendment of the SIRPaFc license agreement.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss

Amounts in thousands of Canadian dollars	Six months ended	Six months ended
except per share amounts	June 30, 2018	June 30, 2017
Research and development expenses	$22,063	$19,049
General and administrative expenses	2,276	1,638
Net finance costs (income)	(3,464)	2,404
Income tax expense	6	2
Net loss and comprehensive loss for the period	20,881	23,093
Basic and diluted loss per common share	1.57	2.79

Consolidated statements of financial position

	As at	As at
Amounts in thousands of Canadian dollars	June 30, 2018	December 31, 2017
Cash and marketable securities	$64,698	$81,791
Total assets	76,962	94,403
Total equity	61,629	78,577

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's expectations of the future benefits of the amended license agreement. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2017 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com